Exhibit 99



Alcon, Inc.
Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland

For immediate release

Alcon's First Quarter Net Earnings
Rose 38.5% on 14.2% Sales Increase

HUNENBERG, Switzerland - April 22, 2003 - Alcon, Inc. (NYSE: ACL) reported global sales of $807.1 million for the first quarter of 2003, an increase of 14.2 percent over global sales in the first quarter of 2002, or 10.5 percent excluding the impact of foreign exchange fluctuations. Net earnings for the first quarter of 2003 increased 38.5 percent to $130.2 million, or $0.42 per share on a diluted basis, compared to $94.0 million, or $0.33 per share on a diluted basis for the first quarter of 2002.

At the time of its initial public offering in March 2002, Alcon permitted employees to convert their balances in a pre-existing employee deferred compensation plan into new restricted common shares with stock options. This conversion resulted in the issuance of approximately 2.2 million restricted shares and a one-time, after-tax charge to net earnings of $14.2 million in the first quarter of 2002. Adjusting for this non-recurring charge, Alcon's proforma net earnings for the first quarter of 2002 would have been $108.2 million. Net earnings for the first quarter of 2003 would have increased 20.3 percent compared to first quarter 2002 proforma net earnings.

Gross profit for the first quarter of 2003 was $553.8 million, or 68.6 percent of sales, compared to $496.1 million, or 70.2 percent of sales, in the prior year period. Gross profit margin declined mainly due to variations in geographical and product sales mix, startup costs for the ***INFINITI*™** Vision System and ***LADARWAVE*®** Diagnostic Device and the impact of currency fluctuations on cost of goods sold as product flows through internal distribution channels.

Selling, General and Administrative expenses were $264.2 million, or 32.7 percent of sales, for the first quarter of 2003, compared to $252.4 million, or 35.7 percent of sales, for the first quarter of 2002. SG&A expenses in the first quarter of 2003 included costs associated with an increase in the U.S. pharmaceutical sales force, while the previous year's first quarter included no costs related to this expansion. After adjusting first quarter 2002 SG&A expenses for $12.6 million of the total pre-tax charge associated with changes to an employee deferred compensation plan, SG&A expenses as a percent of sales in the first quarter of 2003 declined 1.2 percentage points. This occurred because Alcon continued to take advantage of operating efficiencies gained from its established global infrastructure.

Research and development expenses were $78.2 million in the first quarter of 2003, a 3.9 percent increase over $75.3 million for the first quarter of 2002. On a proforma basis R&D expenses would have increased 13.8 percent quarter-over-quarter, after adjusting the first quarter of 2002 for $6.6 million of the total pre-tax charge associated with changes to an employee deferred compensation plan.

Alcon's effective tax rate was 30.4 percent in the first quarter of 2003, compared to 33.0 percent in the first quarter of 2002 and 31.1 percent for the full year 2002. The continuing decline in the effective tax rate is primarily attributable to tax settlements and a greater proportion of income earned in lower tax rate jurisdictions.

For the full year 2003, the Company expects its sales to be at the high end of the previously given range of $3,270 to $3,300 million and retains its guidance for diluted earnings per share of $1.82 to $1.85.

As previously reported, at the Company's Annual General Meeting, to be held on May 20, 2003 at the Congress Center Metalli, Parkhotel Zug, Zug, Switzerland, Alcon's Board of Directors will submit to shareholders a proposal to pay a dividend equal to 0.45 Swiss franc per share (approximately $0.33 per share at current exchange rates). If approved, dividends will be paid on or about June 4, 2003 to all shareholders of record as of May 23, 2003.

Pharmaceutical Product Line

First quarter 2003 pharmaceutical sales totaled $302.6 million, a 21.9 percent increase over pharmaceutical sales of $248.3 million in the first quarter of 2002, or 20.1 percent excluding the impact of foreign exchange fluctuations.

Total sales of glaucoma products in the first quarter of 2003 rose to $101.6 million, 26.5 percent over the first quarter of 2002. Sales of **TRAVATAN**® Ophthalmic Solution were $29.6 million for the first quarter of 2003, compared to $11.6 million for the first quarter of 2002, an increase of 155.2 percent. First quarter 2003 sales of glaucoma products benefited from steady global market share gains for **TRAVATAN**® and the December, 2002 launch of **AZOPT**® Ophthalmic Suspension in Japan.

Sales of ocular infection/inflammation therapies grew 16.1 percent to $126.1 million in the first quarter of 2003 compared to the prior year period. Sales of otic products, primarily used to treat ear infections, reached $21.9 million, 58.7 percent ahead of sales of these products in the first quarter of 2002.

Allergy products posted record first quarter sales of $56.6 million in 2003, an 18.4 percent increase over sales for the first quarter of 2002. This performance primarily reflects increased sales of **PATANOL**® Ophthalmic Solution that resulted from market share gains and category growth arising from the increased use of topical medications to treat ocular allergies.

Surgical Product Line

First quarter 2003 surgical sales totaled $376.9 million, an 11.7 percent increase over surgical sales of $337.4 million in the first quarter of 2002, or 5.7 percent excluding the impact of foreign exchange fluctuations. The refractive business continued to have a negative impact on surgical sales, primarily due to weak global economic conditions and consumer confidence, both of which reduced demand for this elective procedure.

First quarter sales of intraocular lenses were $117.6 million, a 15.7 percent increase over intraocular lens sales in the first quarter of 2002. Sales of cataract and vitrectomy equipment and related disposable products were $240.8 million in the first quarter of 2003, 11.5 percent above sales of these products in the previous year's first quarter. Refractive revenues were $18.5 million for the first quarter of 2003, 6.6 percent below refractive revenues for the first quarter of 2002. Fewer unit sales of **LADARVISION**® **4000** Lasers, along with a small decline in procedural revenues, were the major causes of the quarter-over-quarter decline in this segment.

Consumer Eye Care

First quarter 2003 consumer eye care sales were $127.6 million, a 5.6 percent increase over first quarter 2002 sales of $120.8 million, or 4.1 percent excluding the impact of foreign exchange fluctuations.

Sales of contact lens disinfectants decreased 0.4 percent in the first quarter of 2003 to $70.1 million compared to the first quarter of 2002. While overall sales of contact lens disinfectants declined, **OPTI-FREE**® **EXPRESS**® Multi-Purpose Disinfecting Solution maintained its soft lens disinfectant market leadership in the United States during the first quarter of 2003. During this period, Alcon commenced a consumer advertising program for **OPTI-FREE**® **EXPRESS**® to communicate its new "Lasting Comfort" labeling, which received approval from the U.S. Food and Drug Administration (FDA) in late 2002. Clinical studies have shown that the unique formula of this product is more comfortable throughout the day than other contact lens solutions.

Alcon's sales of artificial tears and dry eye products grew 17.4 percent to $28.4 million in the first quarter of 2003 compared to the prior year period. The Company's U.S. launch of a new dry eye therapy, **SYSTANE**™ Lubricant Eye Drops, which Alcon began distributing in February 2003, was the primary contributor to this growth. **SYSTANE**™ has been clinically proven to reduce both the signs and symptoms of dry eye better than the leading artificial tear product in the U.S. today.

Other Selected Financial Information

Alcon reported cash and cash equivalents of $919.0 million, total debt of $1,716.6 million and consolidated shareholders' equity of $1,132.5 million at March 31, 2003. As a result of strong cash flow generation in the first quarter of 2003, Alcon reduced its net debt balance (total debt minus cash and cash equivalents) by $111.2 million during the quarter to $797.6 million, improving the net debt-to-total capital ratio to 41 percent at March 31, 2003 from 48 percent at the end of 2002.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(in millions, except share and per share data)

	Three months ended March 31,	
	2003	**2002**
Sales	$ 807.1	$ 706.5
Cost of goods sold	253.3	210.4
Gross profit	553.8	496.1
Selling, general and administrative	264.2	252.4
Research and development	78.2	75.3
Amortization of intangibles	17.0	16.8
Operating income	194.4	151.6
Other income (expense):		
Gain (loss) from foreign currency, net	(0.1)	(0.1)
Interest income	4.5	6.8
Interest expense	(11.7)	(19.3)
Other	--	1.2
Earnings before income taxes	187.1	140.2
Income taxes	56.9	46.2
Net earnings	$ 130.2	$ 94.0
Basic earnings per common share	$ 0.42	$ 0.33
Diluted earnings per common share	$ 0.42	$ 0.33
Basic weighted average common shares	307,907,31	282,536,06
Diluted weighted average common shares	309,377,00	282,698,78

ALCON, INC. AND SUBSIDIARIES
Global Sales

(USD in millions)	Three months ended March 31,			
		2003		2002
Infection/Inflammation Products	$	126.1	$	108.6
Glaucoma Products		101.6		80.3
Allergy Products		56.6		47.8
Otic Products		21.9		13.8
Other Pharmaceuticals/Rebates		(3.6)		(2.2)
TOTAL PHARMACEUTICALS		**302.6**		**248.3**
IOLs		117.6		101.6
Cat/Vit Products		240.8		216.0
Refractive Products		18.5		19.8
TOTAL SURGICAL		**376.9**		**337.4**
Contact Lens Disinfectants		70.1		70.4
Artificial Tears		28.4		24.2
Other		29.1		26.2
TOTAL CONSUMER EYE CARE		**127.6**		**120.8**
TOTAL SALES	$	**807.1**	$	**706.5**
GEOGRAPHIC SALES:				
United States	$	**426.5**	$	**386.3**
International		**380.6**		**320.2**
TOTAL SALES	$	**807.1**	$	**706.5**

Note: Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
USD (in millions)

	March 31,	December 31,
	2003	**2002**
Assets		
Current assets:		
Cash and cash equivalents	$ 919.0	$ 967.9
Investments	90.7	66.3
Trade receivables, net	619.0	547.5
Inventories	411.1	412.3
Deferred income tax assets	128.7	128.7
Other current assets	75.9	88.2
Total current assets	2,244.4	2,210.9
Property, plant and equipment, net	682.9	679.1
Intangible assets, net	376.1	392.8
Goodwill	551.2	549.8
Long term deferred income tax assets	109.2	90.1
Other assets	49.8	47.1
Total assets	$4,013.6	$3,969.8
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 118.4	$ 117.0
Short term borrowings	1,621.4	1,772.8
Current maturities of long term debt	22.7	23.1
Other current liabilities	700.6	659.4
Total current liabilities	2,463.1	2,572.3
Long term debt, net of current maturities	72.5	80.8
Long term deferred income tax liabilities	86.1	85.8
Other long term liabilities	259.4	256.6
Contingencies		
Shareholders' equity		
Common shares	42.5	42.5
Additional paid-in capital	508.8	508.5
Accumulated other comprehensive income/(loss)	9.5	(16.4)
Deferred compensation	(13.3)	(15.2)
Retained earnings	593.2	463.0
Treasury shares, at cost	(8.2)	(8.1)
Total shareholders' equity	1,132.5	974.3
Total liabilities and shareholders' equity	$4,013.6	$3,969.8

Alcon, Inc. (NYSE: ACL) is the world's leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

-30-

For information, contact:
Doug MacHatton (Alcon Investor Relations)
800-400-8599
Mary Dulle (Alcon Public Relations)
817-551-8058
www.alconinc.com